Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Sky Pass Corp.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 1,070,000 shares of common stock of Sky Pass Corp. of our Audit Report dated July 30, 2015 with respect to the financial statements of Sky Pass Corp. as of June 30, 2015 and for the period January 7, 2015(inception) through June 30, 2015. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ Scrudato & Co., PA

Califon New Jersey

August 17, 2015